[Letterhead of Wachtell, Lipton, Rosen & Katz]

July 27, 2005

Via EDGAR and By Hand

Todd Schiffman

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549-0303

RE:	Instinet Group Incorporated

Preliminary Proxy Statement on Schedule 14A

Filed June 13, 2005

File No. 000-32717

Dear Mr. Schiffman:

On behalf of our client, Instinet Group Incorporated (the “Company” or “Instinet”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”), which were delivered in a letter dated July 12, 2005, in connection with the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”), filed by Instinet with the Securities and Exchange Commission on June 13, 2005, and relating to the merger of a wholly owned subsidiary of The Nasdaq Stock Market, Inc. (“Nasdaq”) into Instinet. For your convenience, in this letter the text of the Staff’s comments is set forth in bold text followed by the responses of the Company. Instinet is also filing an amendment today to the Preliminary Proxy Statement, which is responsive to comments of the Staff as set forth below.

Todd Schiffman

July 27, 2005

Cover Page

1.	Comment: Revise to prominently disclose in the first or second paragraph the effect of the merger on Instinet shareholders, clearly stating that shareholders will be cashed-out and will no longer have any ownership interest in the surviving company. Also, disclose the:

•	estimated cash-out price per share,

•	$5.70 trading price on April 21, 2005, the day prior to announcement of the merger,

•	the aggregate dollar value of the merger and

•	that the merger consideration will be taxed.

Response: The Company has revised the cover page of the Preliminary Proxy Statement in response to the Staff’s comments.

2.	Comment: Disclose that the exact price will be calculated after shareholders vote on the merger.

Response: The Company has revised the cover page of the Preliminary Proxy Statement in response to the Staff’s comment.

3.	Comment: Provide disclosure on how the cash-out price is effected by the dividend to be paid shareholders from the LJR proceeds.

Response: As the LJR transaction has been consummated and the dividend to be paid stockholders from the LJR proceeds has been declared, the Company has revised the estimated per share cash-out merger price disclosed in the Preliminary Proxy Statement to reflect the reduction resulting from the dividend.

4.	Comment: Disclose the separate transactions for the institutional brokerage business and LJR.

Response: With respect to the LJR transaction, the Company has added disclosure to the cover page stating the LJR transaction has been completed. With respect to the institutional brokerage transaction, the Company respectfully notes that its institutional brokerage business is being acquired by Nasdaq as part of the merger. Subsequent to the merger, the institutional brokerage business is being sold by Nasdaq to an affiliate of Silver Lake Partners, L.P. Instinet is not a party to this subsequent sale, and this sale is not one of the proposals to be considered under the Preliminary Proxy Statement. Therefore, the

Todd Schiffman

July 27, 2005

Company does not believe it would be appropriate to add discussion of this transaction to the cover page of the Preliminary Proxy Statement. The Company has revised the disclosure of this transaction on pages 28 through 31 in response to the Staff’s comments and to reflect recent events.

Summary, page 4

5.	Comment: Revise your headings to be more substantive and meaningful to shareholders. For example, instead of “What You Will Receive If the Merger Is Completed,” consider: “You Will Receive $5.44 For Each Instinet Share.” “You Will Be Taxed On The Cash You Receive In the Merger” is more informative than “Certain U.S. Federal Income Tax Consequences.”

Response: The Company has revised the headings on pages 4 through 7 of the Preliminary Proxy Statement in response to the Staff’s comment.

6.	Comment: Disclose the intent to dividend out the LJR proceeds and the effect that will have on the cash-out price.

Response: As the LJR transaction has been consummated and the dividend to be paid stockholders from the LJR proceeds has been declared, the Company has revised the estimated per share cash-out merger price disclosed in the Preliminary Proxy Statement to reflect the reduction resulting from the dividend.

The Merger, page 4

7.	Comment: Replace the one sentence, overly technical description of the merger with a description of the merger that is substantive and meaningful from the perspective of shareholders voting on the transaction.

Response: The Company has revised the disclosure on page 4 of the Preliminary Proxy Statement in response to the Staff’s comment.

Opinion of Our Financial Advisor…, page 4

8.	Comment: Revise the heading to state the opinion of the advisor.

Response: The Company has revised the disclosure on page 4 of the Preliminary Proxy Statement in response to the Staff’s comment.

9.	Comment: Disclose here and in the section beginning on page 18 the fee paid or payable to the advisor.

Response: The Company has revised the disclosure on pages 4 and 21 of the Preliminary Proxy Statement in response to the Staff’s comment.

Todd Schiffman

July 27, 2005

Interests of Certain Members of Management in Nasdaq’s Sale Of Certain Assets To Silver Lake, page 5

10.	Comment: State in the heading that these interests are financial.

Response: The Company has revised the disclosure on page 5 of the Preliminary Proxy Statement in response to the Staff’s comment.

11.	Comment: Briefly identify Silver Lake and its relationship to the parties. Add corresponding disclosure to the “Financial Interests” section on page 25.

Response: The Company has revised the disclosure on pages 5 and 25 of the Preliminary Proxy Statement in response to the Staff’s comment.

12.	Comment: State the sale price.

Response: The Company has added disclosure on page 5 of the Preliminary Proxy Statement in response to the Staff’s comment.

The Merger, page 11

Background of the Merger, page 11

13.	Comment: Clarify the specific reasons for beginning sales discussions in Fall 2004.

Response: The Company has added disclosure on page 11 of the Preliminary Proxy Statement in response to the Staff’s comment.

14.	Comment: Please use the full name for ECN in the last paragraph on page 11.

Response: The Company has added disclosure on page 11 of the Preliminary Proxy Statement in response to the Staff’s comment.

15.	Comment: In the second paragraph on page 13, clarify whether “various bidders” refers to the 2 bidders referenced in the penultimate paragraph on page 12.

Response: The Company has added disclosure on page 13 of the Preliminary Proxy Statement in response to the Staff’s comment.

16.	Comment: Provide background disclosure on the LJR sale, including how and when the Bank of New York was contacted and how terms were reached.

Response: The Company respectfully notes that disclosure regarding the LJR sale is included in the Background of the Merger section of the Preliminary Proxy Statement. The Company also respectfully notes that the LJR sale has been completed, and the LJR sale is not one of the proposals to be considered at the special meeting (and the

Todd Schiffman

July 27, 2005

completion of the LJR transaction was not conditioned upon receipt of Instinet stockholder approval). Therefore, the Company does not believe that further disclosure regarding the LJR transaction in the Background of the Merger section of the Preliminary Proxy Statement would be appropriate.

17.	Comment: State the $207 million sale price of the institutional brokerage business from Nasdaq to the SLP/Instinet management acquisition vehicle.

Response: The Company has added disclosure on page 14 of the Preliminary Proxy Statement in response to the Staff’s comment.

Reasons for the Merger, page 15

18.	Comment: Expand the fourth bullet point to include the dollar value of the per share price at the date discussed and the percentage difference of that price from the merger price of $5.44.

Response: The Company has added disclosure on page 15 of the Preliminary Proxy Statement in response to the Staff’s comment.

Opinion of Our Financial Advisor, page 18

19.	Comment: For each of the analyses discussed, please state the conclusions reached by the advisor.

Response: The Company respectfully submits that the current disclosure addresses the Staff’s comment and is consistent with the manner in which UBS informed the Company that it evaluated its analyses and presented such analyses to the Company’s board of directors. The Company was informed by UBS that the results derived by UBS in each of its analyses have been disclosed and then directly compared against the merger consideration or relevant data implied by the merger consideration. Specifically, the summaries of UBS’ selected companies and selected transactions analyses directly compare relevant trading multiples of selected public companies and relevant multiples implied in selected transactions, respectively, with corresponding multiples derived for the Company’s based on the merger consideration. In addition, the summary of UBS’ discounted cash flow analysis compares the implied equity reference range derived for the Company based on this analysis with the merger consideration. The Company was informed by UBS that it did not, in isolation, reach separate conclusions from each analysis beyond the results derived from such analysis. The Company was informed by UBS that it considered the results of all analyses taken as whole to reach a single conclusion for purposes of its opinion as to the fairness of the merger consideration from a financial point of view. Accordingly, no revisions have been made to the disclosure in this regard.

20.	Comment: Clarify whether the advisor will update its opinion as of the effective date.

Response: The Company has added disclosure on page 18 of the Preliminary Proxy Statement in response to the Staff’s comment.

Todd Schiffman

July 27, 2005

Material U.S. Income Tax Consequences, page 22

21.	Comment: Please change the word “certain” to “material” in the first sentence.

Response: The Company has revised the disclosure on page 22 of the Preliminary Proxy Statement in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 24

22.	Comment: Please change “certain relationships” to “conflicts of interest” in the heading.

Response: The Company has revised the disclosure on page 22 of the Preliminary Proxy Statement in response to the Staff’s comment.

Financial Interests of Executive Officers and Directors in the Merger, page 25

23.	Comment: Please quantify the value of these various financial interests.

Response: The Company has added disclosure on pages 26 and 27 of the Preliminary Proxy Statement in response to the Staff’s comment. The Company respectfully submits that, except as disclosed on page 25 of the Preliminary Proxy Statement, the financial interests of certain members of our management in the sale of the institutional brokerage business is contingent upon the future performance of the business and is not further quantifiable.

The Nasdaq-Silver Lake Institutional Brokerage Transaction Agreement, page 28

24.	Comment: Identify in the first sentence the “certain corporate-level assets” to be sold along with the institutional brokerage business.

Response: The Company has added disclosure on page 29 of the Preliminary Proxy Statement in response to the Staff’s comments.

25.	Comment: Quantify, as far as practicable, the various additional liabilities to be assumed by the SLP acquisition vehicle.

Response: The Company has added disclosure on page 29 of the Preliminary Proxy Statement in response to the Staff’s comment.

26.	Comment: Here, or in the “Background” section, disclose how the Institutional Brokerage Transaction Agreement between Nasdaq, Silver Lake and Instinet management was negotiated and how the terms were reached. Disclose the material terms, including ownership and management of the acquisition company and Instinet management’s investment in Nasdaq notes and warrants.

Response: The Company has added disclosure on pages 28 and 29 of the Preliminary Proxy Statement in response to the Staff’s comments.

Todd Schiffman

July 27, 2005

Litigation, page 48

27.	Comment: Please update this section, as appropriate. If dates for hearings have been set, please include them.

Response: The Company has added disclosure on page 49 of the Preliminary Proxy Statement in response to the Staff’s comment.

28.	Comment: Please provide the staff with an expanded summary of the plaintiffs’ allegations and of the defense. Advise us further on the status of the injunction.

Response: The three class action lawsuits filed against Instinet Group, Inc., its directors and Reuters in April and May 2005 were consolidated in June 2005. (In re Instinet Group, Inc. Shareholders Litigation, Civil Action No. 1289-N). The consolidated action alleges, among other things, breaches of fiduciary duties on the part of the defendants and seeks, among other things, injunctive relief. Discovery in this matter has commenced and the Company is to respond to plaintiff’s document requests. The Company has begun to produce responsive documents and will continue production on a rolling basis to be completed on or before July 29th. Depositions are scheduled to commence on or about August 1, 2005 and on August 26, 2005 plaintiffs will serve and file their opening papers in support of their motion for a preliminary injunction. The Company will serve and file answering papers in opposition to the preliminary injunction motion on September 7, 2005 and plaintiffs will have the opportunity to file a response by September 11, 2005. The Court has scheduled a preliminary injunction hearing for September 13, 2005 at 10:00 a.m. As with the three original suits, the Company believes that it has substantial meritorious defenses with respect to this action.

* * * * * *

We appreciate the assistance of the Staff in this matter. If you have any questions or comments regarding the foregoing, please contact the undersigned at (212) 403-1364.

Very truly yours,

/s/ Gregory E. Ostling

cc:	Paul A. Merolla, Esq. (Executive Vice President and Global General Counsel, Instinet Group Incorporated)